UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 12b-25
NOTIFICATION OF LATE FILING
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[X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-
SAR

For the Period Ended: December 31, 2001

[  ] Transition Report on Form 10-K     [  ] Transition Report on Form
10-Q

[  ] Transition Report on Form 20-F     [  ] Transition Report on Form
N-SAR

[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant: Paving Stone Corporation

Former Name, if Applicable: Cottage Investments, Inc.

Address of Principal Executive Office (Street and Number):

1760 N.W. 22nd Court, Pompano Beach, Florida 33069


                         PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached (if applicable).

                               PART III - NARRATIVE

The Registrant is in the process of compiling information for the fiscal year ended December 31, 2001 for the Form 10-KSB, all of which information has not yet been received. The Registrant engaged in the acquisition of five companies during the fiscal year, and in a change of outside auditors, as indicated in Forms 14C and 8K, and amendments thereto, filed with the Securities and Exchange Commission. The transitions have caused delays in compiling necessary information.

                             PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jace Simmons, CFO, Paving Stone Corporation

(954) 971-3235, extension 211


(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant acquired five companies on December 17, 2001. The
Registrant has filed with the Securities and Exchange Commission a Form 14C, which describes the financial and operational changes arising from the acquisition. The Registrants has filed a Form 8K and amendments thereto, which describe the change in independent auditors.

The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Paving Stone Corporation

Dated: March 29, 2002		By:        /s/  Maurice Sigouin
                                         Maurice Sigouin, President